K A T Y   I N D U S T R I E S,   I N C.

11840 Westline Industrial Drive
Suite 200
St. Louis, MO 63146
Telephone: (314) 739-8585
Facsimile: (314) 656-4398

June 30, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030
Attn: Kevin J. Kuhar – Accounting Branch Chief
Office of Electronics and Machinery

RE: Katy Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
Form 8-K filed May 3, 2016
File No. 001-05558

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated June 21, 2016 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Form 10-K for the fiscal year ended December 31, 2015 and Form 8-K filed May 3, 2016 of Katy Industries, Inc., a Missouri corporation.

For the Staff’s convenience, the Staff’s comments have been set forth below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of financial Condition and Results of Operations

Results of Operations – 2015 Compared to 2014, page 16

1.	We note that you present the non-GAAP measures operating income and net loss excluding one-time items related to your facility relocation, but you have not provided the required reconciliations to the most directly comparable GAAP measures as well as the other disclosures required by Item 10(e)(i) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in future filings, including our Forms 10-Q and earnings releases on Form 8-K, where we present non-GAAP measures we will also provide the required reconciliations to the most directly comparable GAAP measures as well as the other disclosures required by Item 10(e)(i) of Regulation S-K.

Form 8-K filed May 3, 2016

Exhibit 99.1

2.	We note that you present non-GAAP operating income in the headline of your press release without also presenting GAAP operating income with equal or greater prominence, as required by Item 10(e)(l)(i)(A) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in future earnings releases filed on Form 8-K we will fully comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (314) 739-8585.

Sincerely,

Curt Kroll
Vice President, Treasurer and Chief Financial Officer
Katy Industries, Inc
11840 Westline Industrial Drive
St. Louis, Missouri 63146